Your Ref: SEC File No. 83-2 Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2023

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB’s primary obligations in the second quarter of 2023 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 30 June 2023 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

APPENDIX A
SUMMARY OF NEW BORROWINGS
FOR THE SECOND QUARTER 2023

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1833_AUDM0039_00_1	20-Jun-23	20-Jun-30	4.5% AUD FIXED RATE NOTE 23/30	AUD	300,000,000.00
			AUD TOTAL		300,000,000.00

1826_GMTN1522_00_1	24-May-23	24-May-28	3.3% CAD FIXED RATE NOTE 23/28	CAD	500,000,000.00
			CAD TOTAL		500,000,000.00

1824_GMTN1521_00_2	28-Apr-23	28-Apr-28	5.25% CLP FIXED RATE DUAL CURRENCY NOTE 23/28	CLP	15,000,000,000.00
			CLP TOTAL		15,000,000,000.00

1615_GMTN1324_03_1	6-Apr-23	15-Feb-27	2.5% CNY FIXED RATE NOTE 23/27	CNY	100,000,000.00
			CNY TOTAL		100,000,000.00

1838_GMTN1532_00_2	28-Jun-23	28-Jun-24	11.6% COP FIXED RATE DUAL CURRENCY NOTE 23/24	COP	50,000,000,000.00
			COP TOTAL		50,000,000,000.00

1746_GMTN1446_01_1	3-May-23	21-Nov-25	4% GBP FIXED RATE NOTE 23/25	GBP	80,000,000.00
			GBP TOTAL		80,000,000.00

1839_NMTN_00	28-Jun-23	17-Dec-25	GEL FLOATING RATE NOTES 23/25	GEL	20,000,000.00
			GEL TOTAL		20,000,000.00

1821_GMTN1518_00_2	24-Apr-23	24-Apr-26	3.3% HKD FIXED RATE NOTE 23/26	HKD	200,000,000.00
1827_GMTN1523_00_2	31-May-23	31-May-24	3.69% HKD FIXED RATE NOTE 23/24	HKD	200,000,000.00
			HKD TOTAL		400,000,000.00

1819_GMTN1516_00_2	17-Apr-23	17-Apr-24	13.6% HUF FIXED RATE NOTE 23/24	HUF	25,000,000,000.00
			HUF TOTAL		25,000,000,000.00

1820_GMTN1517_00_2	26-Apr-23	17-Dec-30	10.5% KZT FIXED RATE DUAL CURRENCY NOTE 23/30	KZT	2,300,000,000.00
1825_GMTN1515_00_1	25-Apr-23	17-Dec-30	14.1% KZT FIXED RATE NOTE 23/30	KZT	13,300,000,000.00
			KZT TOTAL		15,600,000,000.00

1818_GMTN1514_00_2	20-Apr-23	20-Apr-43	MXN ZERO COUPON NOTE 23/43	MXN	2,000,000,000.00
			MXN TOTAL		2,000,000,000.00

1837_NZDM0018_00_1	29-Jun-23	29-Jun-28	4.875% NZD FIXED RATE NOTE 23/28	NZD	675,000,000.00
			NZD TOTAL		675,000,000.00

1834_GMTN1529_00_1	16-Jun-23	16-Jun-28	3.248% SEK FIXED RATE NOTE 23/28	SEK	1,000,000,000.00
			SEK TOTAL		1,000,000,000.00

1822_GMTN1519_00_2	28-Apr-23	28-Apr-43	USD ZERO COUPON/ CALLABLE 23/43	USD	50,000,000.00
1823_GMTN1520_00_1	25-Apr-23	25-Apr-28	3.75% USD FIXED RATE/GLOBAL 23/28	USD	3,500,000,000.00
1828_GMTN1524_00_2	2-Jun-23	2-Jun-33	4.55% USD FIXED RATE CALLABLE NOTES 23/33	USD	20,000,000.00
1829_GMTN1525_00_2	5-Jun-23	5-Jun-33	4.7% USD FIXED RATE CALLABLE NOTES 23/33	USD	20,000,000.00
1830_GMTN1526_00_2	7-Jun-23	7-Jun-33	4.8% USD FIXED RATE CALLABLE NOTES 23/33	USD	20,000,000.00
1831_GMTN1527_00_1	14-Jun-23	13-Jun-25	4.625% USD FIXED RATE/GLOBAL 23/25	USD	2,000,000,000.00
1832_GMTN1528_00_1	14-Jun-23	14-Jun-33	3.875% USD FIXED RATE/GLOBAL 23/33	USD	2,000,000,000.00
1835_GMTN1530_00_2	30-Jun-23	30-Dec-26	4.375% USD FIXED RATE CALLABLE NOTES 23/26	USD	100,000,000.00
			USD TOTAL		7,710,000,000.00

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE SECOND QUARTER 2023

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION		FINAL REDEMPTION

AMD
AMD	1287_GMTN1010_0_1	29-Apr-23	29-Apr-23	7.2392% AMD FIXED RATE DUAL CURRENCY NOTE 18/23	0.00		2,660,000,000.00
AMD - TOTAL					0.00		2,660,000,000.00
CNY
CNY	1469_GMTN1186_00_2	29-Apr-23	29-Apr-23	2.375% CNY FIXED RATE NOTE 20/23	0.00		100,000,000.00
CNY	1557_GMTN1269_00_2	12-Apr-23	12-Apr-23	2.6% CNY FIXED RATE NOTE 21/23	0.00		325,000,000.00
CNY	1469_GMTN1186_01_2	29-Apr-23	29-Apr-23	2.375% CNY FIXED RATE NOTE 21/23	0.00		100,000,000.00
CNY - TOTAL					0.00		525,000,000.00
EUR
EUR	1257_GMTN0984_00_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 18/23	0.00		1,250,000,000.00
EUR	1257_GMTN0984_01_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 18/23	0.00		100,000,000.00
EUR	1257_GMTN0984_02_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 18/23	0.00		100,000,000.00
EUR	1257_GMTN0984_03_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 18/23	0.00		100,000,000.00
EUR	1257_GMTN0984_04_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 18/23	0.00		100,000,000.00
EUR	1257_GMTN0984_05_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 18/23	0.00		150,000,000.00
EUR	1257_GMTN0984_06_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 19/23	0.00		100,000,000.00
EUR	1257_GMTN0984_07_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 19/23	0.00		100,000,000.00
EUR	1257_GMTN0984_08_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 19/23	0.00		350,000,000.00
EUR	1257_GMTN0984_09_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 19/23	0.00		100,000,000.00
EUR	1257_GMTN0984_10_1	25-May-23	25-May-23	0.2% EUR FIXED RATE NOTE 19/23	0.00		100,000,000.00
EUR - TOTAL					0.00		2,550,000,000.00
HKD
HKD	1680_GMTN1385_00_2	24-May-23	24-May-23	1.94% HKD FIXED RATE NOTE 22/23	0.00		300,000,000.00
HKD	1682_GMTN1386_00_2	9-Jun-23	9-Jun-23	1.97% HKD FIXED RATE NOTE 22/23	0.00		350,000,000.00
HKD	1687_GMTN1392_00_2	21-Jun-23	21-Jun-23	1.83% HKD FIXED RATE NOTE 22/23	0.00		300,000,000.00
HKD - TOTAL					0.00		950,000,000.00
JPY
JPY	1347_GMTN1070_00_2	27-Jun-24	27-Jun-23	1.5% JPY FIXED RATE DUAL CURRENCY KNOCKIN/ CALLABLE 19/24	602,000,000.00	[a]	0.00
JPY - TOTAL					602,000,000.00		0.00
KZT
KZT	1738_GMTN1430_00_1	22-Oct-24	24-Apr-23	14.5% KZT FIXED RATE / AMORTIZING NOTES 22/24	98,865,000.00	[b]	0.00
KZT - TOTAL					98,865,000.00		0.00
MNT
MNT	1425_GMTN1143_00_1	4/24/2025	24-Apr-23	10.1% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 20/25	2,625,000,000.00	[b]	0.00
MNT - TOTAL					2,625,000,000.00		0.00
MXN
MXN	0987_GMTN0733_00_2	4-Apr-23	4-Apr-23	MXN DEEP DISCOUNT NOTES 13/23	0.00		600,000,000.00
MXN	0995_GMTN0741_00_2	12-Jun-23	12-Jun-23	MXN DEEP DISCOUNT NOTES 13/23	0.00		1,600,000,000.00
MXN - TOTAL					0.00		2,200,000,000.00
SEK
SEK	1269_GMTN0994_00_2	26-Jun-23	26-Jun-23	0.37% SEK FIXED RATE NOTE 18/23	0.00		1,500,000,000.00
SEK	1269_GMTN0994_01_2	26-Jun-23	26-Jun-23	0.37% SEK FIXED RATE NOTE 18/23	0.00		750,000,000.00
SEK	1269_GMTN0994_02_2	26-Jun-23	26-Jun-23	0.37% SEK FIXED RATE NOTE 19/23	0.00		500,000,000.00
SEK	1269_GMTN0994_03_2	26-Jun-23	26-Jun-23	0.37% SEK FIXED RATE NOTE 19/23	0.00		500,000,000.00
SEK	1269_GMTN0994_04_2	26-Jun-23	26-Jun-23	0.37% SEK FIXED RATE NOTE 19/23	0.00		250,000,000.00
SEK - TOTAL					0.00		3,500,000,000.00
TRY
TRY	1256_GMTN0982_00_2	23-May-23	23-May-23	TRY ZERO COUPON NOTE 18/23	0.00		180,000,000.00
TRY - TOTAL					0.00		180,000,000.00
ZAR
ZAR	1684_GMTN1388_00_2	14-Jun-23	14-Jun-23	6.07% ZAR FIXED RATE NOTE 22/23	0.00		200,000,000.00
ZAR -TOTAL					0.00		200,000,000.00

a Fully terminated on indicated Redemption Date
b Amortized notional on indicated Redemption Date